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Filed pursuant to Rule 433
Registration No. 333-140150
May 5, 2008

TransCanada Corporation

Treasury Offering of Common Shares

Terms and Conditions

Issuer:	TransCanada Corporation ("TransCanada" or the "Corporation")
Offering:	Treasury offering of 30,200,000 common shares (the "Common Shares").
Offering Price:	C$36.50 per Common Share
Offering Amount:	C$1,102,300,000
Over-allotment Option:
The Corporation has granted the Underwriters an option, exercisable at the Offering Price for a period of up to 30 days following the closing of the Offering, to purchase up to an additional 4,530,000 Common Shares / C$165,345,000 to cover over-allotments, if any.
Use of Proceeds:
The net proceeds of the Offering will be used to partially fund acquisitions and capital projects of the Corporation including, amongst others, the acquisition of the Ravenswood Generating Facility and the construction of the Keystone Oil Pipeline, and for general corporate purposes.
Dividends:	The first dividend to which purchasers under this Offering will be entitled will be payable on July 31, 2008, to shareholders of record on June 30, 2008, in the amount of C$0.36 per common share.
Form of Offering:
Bought offering by way of a shelf prospectus in all provinces and territories of Canada, in the United States pursuant to the Multi-Jurisdictional Disclosure System and internationally as expressly permitted by the Corporation.
Listing:
Application will be made to list the Common Shares on The Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE"). The existing common shares of TransCanada are listed on the TSX and the NYSE under the symbol "TRP".
Eligibility:	Eligible for RRSPs, RRIFs, RESPs and DPSPs.
Joint Bookrunners:	BMO Capital Markets, RBC Capital Markets, TD Securities Inc.
Selling Concession:	$0.64 per Common Share
Closing:	May 13, 2008

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it by calling BMO Capital Markets' Prospectus Distribution Department at 416-363-6996 x224.

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TransCanada Corporation Treasury Offering of Common Shares Terms and Conditions